Exhibit 12

EDISON INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

						Six months ended June 30,

Earnings:	2012	2013	2014	2015	2016	2017

Income from continuing operations
before tax and noncontrolling interest	$1,861	$1,221	$1,979	$1,568	$1,590	$687
Less: Income from equity investees	1	—	—	—	—	—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,860	1,221	1,979	$1,568	$1,590	$687
Add:
Fixed charges (see below)	586	601	608	606	$621	$330
Amortization of capitalized interest	2	3	1	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—	—
Subtract:
Interest capitalized	(8)	(6)	(2)	(1)	(1)	—
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	—	—	—	—	—	—
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	—	—	3	16	9	1

Earnings as adjusted	$2,440	$1,819	$2,589	$2,189	$2,219	$1,018

Fixed Charges:
Interest expenses - net of capitalized interest and AFUDC	$521	$544	$560	$555	$581	$311
Add: AFUDC	40	31	25	31	23	13
Interest expenses - net of capitalized interest	561	575	585	$586	$604	$324
Interest capitalized (1)	8	6	2	1	1	—
Interest portion of rental expense (2)	17	20	21	19	16	6

Total fixed charges	$586	$601	$608	$606	$621	$330

Ratio (3)	4.16	3.03	4.26	3.61	3.57	3.08

(1) Includes fixed charges associated with nuclear fuel.
(2) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.

(3) As a result of Edison Mission Energy's ("EME") bankruptcy filling, the operations of EME prior to December 17, 2012 and for all prior years, were reflected as discontinued operations in the consolidated financial statements.